Exhibit 5.1

November 24, 2021

SNOW LAKE RESOURCES LTD.

1700 – 242 Hargrave Street

Winnipeg MB R3C 0V1

Re: Snow Lake Resources Ltd.

Dear Sirs/Mesdames:

We have acted as special legal counsel to Snow Lake Resources Ltd., a Manitoba corporation (the “Company”), in connection with the Company’s Registration Statement on Form S-8 (the “Registration Statement”) to be filed by Snow Lake Resources Ltd. (the “Corporation”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), relating to an aggregate of up to 2,406,732 common shares in the capital of the Corporation (the “Common Shares”) issuable pursuant to awards granted or to be granted pursuant to the Corporation’s amended and restated stock option plan dated effective October 26, 2021 (the “Plan”).

We have made such examination of the corporate records of the Corporation and applicable laws as we have considered necessary or appropriate in the circumstances. For purposes of certain factual matters relevant to the opinion below, we have relied on a certificate of an officer of the Corporation, dated the date hereof.

We are qualified to practise law only in the Province of Manitoba. Our opinion below is limited to the existing laws of the Province of Manitoba and the federal laws of Canada applicable therein as of the date of this opinion and should not be relied upon, nor are they given, in respect of the laws of any other jurisdiction. In particular, we express no opinion as to United States federal or state securities laws or any other laws, rule or regulation, federal or state, applicable to the Corporation.

In rendering the opinion below that the Common Shares issuable upon the exercise of options granted under the Plan will be “fully paid and non-assessable”, such opinion indicates that the holder of such shares cannot be required to contribute any further amounts to the Corporation by virtue of his, her or its status as holder of such shares, either in order to complete payment for the Common Shares, to satisfy claims of creditors or otherwise. No opinion is expressed as to the adequacy of any consideration received for such Common Shares.

Based and relying upon and subject to the foregoing and the qualifications expressed herein, we are of the opinion that the Common Shares, when issued upon the exercise of such options in accordance with the terms of the Plan, and upon payment of the purchase price therefor, will be validly issued as fully paid and non-assessable shares in the capital of the Corporation.

We hereby consent to the reference to the filing of this opinion with the SEC as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC promulgated thereunder.

This opinion letter is furnished to you at your request in accordance with the requirements of Item 8 of Form S-8 in connection with the filing of the Registration Statement, and is not to be used, circulated, quoted or otherwise relied upon for any other purpose. No opinion is expressed as to the contents of the Registration Statement, other than the opinions expressly set forth herein. This opinion is expressed as of the date hereof unless otherwise expressly stated, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable laws.

Yours truly,

/s/ THOMPSON DORFMAN SWEATMAN LLP

THOMPSON DORFMAN SWEATMAN LLP